Color Star Technology Co., Ltd.

800 3rd Ave, Suite 2800

New York, NY 10022

December 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

RE:	Color Star Technology Co., Ltd.
Registration Statement on Form F-1
Filed December 11, 2020
File No. 333-251315

Ladies and Gentlemen:

Color Star Technology Co., Ltd. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 9 a.m., Eastern Time on Wednesday, December 23, 2020, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at 228027057@qq.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Biao (Luke) Lu
Biao (Luke) Lu
Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.